The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

RECEIVED
2008 JUN 25 A 9:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 16, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Amendments of BIS Capital Ratio Related Information for the FY2007 ended March 31

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dlw 6/25

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Shinsuke Sakai
Title: Deputy General Manager, NY Branch

On behalf of:
1) General Manager
2) The Sumitomo Trust and Banking Co. Ltd.
3) Financial Management Department

June 16, 2008

The Sumitomo Trust & Banking Co., Ltd.

Amendments of BIS Capital Ratio Related Information for the FY2007 ended March 31

The Sumitomo Trust & Banking Co., Ltd. made following amendments of the information with regards to BIS Capital Ratio for the FY2007 ended March 31, 2008 as the figures are finalized. Main amendments are summarized below. Please see appendix for details.

< Summary / Consolidated>

(Billions of Yen)

	Before Amendment	After Amendment
	March 31, 2008 (preliminary)	March 31, 2008
BIS capital adequacy ratio	11.87%	11.84%
(Tier I capital ratio)	7.35%	7.33%
Total capital	1,732.6	1,732.2
(Tier I)	1,073.5	1,073.3
Total risk adjusted assets	14,592.9	14,625.9

< Summary / Non-consolidated>

	Before Amendment	After Amendment
	March 31, 2008 (preliminary)	March 31, 2008
BIS capital adequacy ratio	12.73%	12.69%
(Tier I capital ratio)	7.99%	7.97%

(Appendix)

Details for the Amendments

<Financial Results for Fiscal Year 2007>

Page 1

As of March31, 2008	Before Amendment	After Amendment
1. Consolidated Financial Results for Fiscal Year 2007 (April 1, 2007 through March 31, 2008) (2) Consolidated Financial Position (Table) Consolidated BIS Capital Adequacy Ratio	11.87% (preliminary)	11.84%

Page 2

As of March31, 2008	Before Amendment	After Amendment
1. Non-consolidated Financial Results for Fiscal Year 2007 (April 1, 2007 through March 31, 2008) (2) Non-consolidated Financial Position (Table) Non-consolidated BIS Capital Adequacy Ratio	12.73% (preliminary)	12.69%

<Explanatory Material Fiscal Year 2007 ended on March. 31, 2008>

Summary 1

Financial Results

<Midterm financial plan>

(Billions of Yen)

	Before Amendment	After Amendment
	FY2007 Actual	FY2007 Actual
Net business profit before credit costs	216.8	216.8
Net income	82.3	82.3
Return on shareholders' equity	8.34%	8.34%
Tier I capital ratio	7.35%	7.33%

Summary 2

Asset and liabilities

<BIS capital adequacy ratio>

Before Amendment	After Amendment
(Consolidated, Preliminary)	(Consolidated)
The consolidated BIS capital adequacy ratio and Tier I capital ratio both increased by 0.51% and 0.91% from the end of previous fiscal year to 11.87% and 7.35% respectively.	The consolidated BIS capital adequacy ratio and Tier I capital ratio both increased by 0.48% and 0.89% from the end of previous fiscal year to 11.84% and 7.33% respectively.
Despite the decrease of total capital by 77.1 billion yen caused by the decline of net unrealized gains of securities, the decrease of total risk-weighted assets by 1,332.0 billion yen mainly due to the roll-out effect of approximately 590.0 billion yen of planned migration of approach on retail assets, such as residential mortgage loans, from the	Despite the decrease of total capital by 77.5 billion yen caused by the decline of net unrealized gains of securities, the decrease of total risk-weighted assets by 1,299.0 billion yen mainly due to the roll-out effect of approximately 550.0 billion yen of planned migration of approach on retail assets, such as residential mortgage loans, from the

standardized approach to the FIRB (Foundation Internal Ratings-Based) approach, resulted in the above.	standardized approach to the FIRB (Foundation Internal Ratings-Based) approach, resulted in the above.

(in billions of yen)

	Before Amendment (Consolidated, Preliminary)			After Amendment (Consolidated)		
	Mar. 2008	Change fm Sep. 2007	Change fm Mar. 2007	Mar. 2008	Change fm Sep. 2007	Change fm Sep. 2007
BIS capital adequacy ratio	11.87%	0.07%	0.51%	11.84%	0.04%	0.48%
Tier I capital ratio	7.35%	0.67%	0.91%	7.33%	0.65%	0.89%
Total capital	1,732.6	-103.7	-77.1	1,732.2	-104.1	-77.5
Tier I	1,073.5	32.9	47.3	1,073.3	32.7	47.1
Tier II	760.9	-160.2	-143.7	760.9	-160.2	-143.7
Less: Deduction	101.7	-23.4	-19.2	101.9	-23.2	-19.0
Total risk-weighted assets	14,592.9	-962.8	-1,332.0	14,625.9	-929.8	-1,299.0

Page 7

(6) Cross shareholdings

1) Cross shareholdings (with Fair Value)

(Billions of Yen)

(Consolidated)	Before Amendment	After Amendment
	Mar. 2008	Mar. 2008
Cost basis (A)	478.6	478.6
Mark-to-market basis	669.8	669.8
Tier I (B)	1,073.5	1,073.3
Percentage (A) / (B)	44.5%	44.5%

Page 11

3. Total risk-weighted assets and capital (Basel II)

(2) BIS capital adequacy ratio

(Millions of Yen)

	Before Amendment (Consolidated, Preliminary)	After Amendment (Consolidated)
	Mar. 2008	Mar. 2008
Total capital	1,732,688	1,732,290
Tier I	1,073,507	1,073,308
Minority interest	209,362	209,362
Noncumulative preferred securities issued by overseas special purpose companies	183,000	183,000
Less: Goodwill equivalents	115,508	115,508
Less: Equivalent to 50% of the excess of expected loss over qualifying reserves	14,719	14,918
Tier II	760,940	760,940

Upper Tier II	366,276	366,276
45% of unrealized gain on available-for-sale securities	48,096	48,096
45% of revaluation reserve for land	771	771
General allowance for loan losses	3,213	3,213
Perpetual subordinated debt	314,195	314,195
Lower Tier II	394,664	394,664
Subordinated term debt and fixed-term preferred stock	394,664	394,664
Less: Deduction (double gearing)	101,759	101,958
Total risk-weighted assets	14,592,988	14,625,988
Amount of credit risk-weighted assets	13,712,339	13,745,339
Amount of market risk equivalents	162,263	162,263
Amount of operational risk equivalents	718,385	718,385
BIS capital adequacy ratio	11.87%	11.84%
(Tier I capital ratio)	7.35%	7.33%

	Before Amendment		After Amendment	
	(Consolidated, Preliminary)		(Consolidated)	
	Change from Sep. 2007	Change from Mar. 2007	Change from Sep. 2007	Change from Mar. 2007
Total capital	-103,764	-77,172	-104,162	-77,570
Tier I	32,970	47,307	32,771	47,108
Minority interest	-1,035	-1,278	-1,035	-1,278
Noncumulative preferred securities issued by overseas special purpose companies	-	-	-	-
Less: Goodwill equivalents	-4,268	10,631	-4,268	10,631
Less: Equivalent to 50% of the excess of expected loss over qualifying reserves	-1,445	-6,348	-1,246	-6,149
Tier II	-160,233	-143,715	-160,233	-143,715
Upper Tier II	-139,742	-168,289	-139,742	-168,289
45% of unrealized gain on available-for-sale securities	-118,904	-174,952	-118,904	-174,952
45% of revaluation reserve for land	-103	-103	-103	-103
General allowance for loan losses	-3,729	-2,413	-3,729	-2,413
Perpetual subordinated debt	-17,005	9,180	-17,005	9,180
Lower Tier II	-20,491	24,574	-20,491	24,574
Subordinated term debt and fixed-term preferred stock	-20,491	24,574	-20,491	24,574
Less: Deduction (double gearing)	-23,497	-19,235	-23,298	-19,036
Total risk-weighted assets	-962,879	-1,332,000	-929,879	-1,299,000
Amount of credit risk-weighted assets	-1,006,923	-1,388,303	-973,923	-1,355,303
Amount of market risk equivalents	26,845	3,306	26,845	3,306

Amount of operational risk equivalents	17,198	52,996	17,198	52,996
BIS capital adequacy ratio	0.07%	0.51%	0.04%	0.48%
(Tier I capital ratio)	0.67%	0.91%	0.65%	0.89%

	Before Amendment	After Amendment
Note:	Non-consolidated BIS capital ratio and Tier I ratio are 12.73% and 7.99%, respectively.	Non-consolidated BIS capital adequacy ratio and Tier I capital ratio are 12.69% and 7.97%, respectively.

(3) Monitoring the Interest rate risk of the banking account (Outlier ratio)

d. Outlier ratio

(Billions of Yen)

(Consolidated)	Before Amendment	After Amendment
	Mar. 2008 (Preliminary)	Mar. 2008
Total interest rate risk (A)	154,8	154.8
Tier I + Tier II (B)	1,834.4	1,834.2
Outlier ratio (A) / (B)	8.44%	8.44%

Page 13

5. Management Policy and New Midterm Management Plan

2) Mid-term Management Plan

(Billions of Yen)

(Consolidated)	Before Amendment	After Amendment
	FY2007 Actual	FY2007 Actual
Net business profit before credit costs	216.8	216.8
Net income	82.3	82.3
Return on shareholders' equity	8.34%	8.34%
Tier I capital ratio	7.35%	7.33%

Page 21

(4) Deferred tax assets

1) Major factors for deferred tax assets and deferred tax liabilities

(Billions of Yen)

(Consolidated)	Before Amendment	After Amendment
	Mar. 2008	Mar. 2008
Percentage to Tier I	7.7%	7.7%
Tier 1	1,073.5	1,073.3

(Billions of Yen)

(Non-consolidated)	Before Amendment	After Amendment
	Mar. 2008	Mar. 2008
Percentage to Tier I	5.7%	5.7%
Tier 1	1,109.4	1,109.2

<Additional explanatory material Fiscal Year 2007 ended on March 31, 2008>

Page 7

7. Risk-weighted assets for credit risk

(Billions of Yen)

	Before Amendment			After Amendment		
	Mar. 2008 (Preliminary, Consolidated)			Mar. 2008 (Consolidated)		
	Exposure	Risk-weighted asset	Expected Loss	Exposure	Risk-weighted asset	Expected Loss
Internal Ratings-Based	20,255.1	11,973.5	150.1	20,255.1	12,006.5	150.5
Corporate, etc.	14,552.5	7,991.0	131.2	14,525.0	7,992.2	131.4
Corporate	10,242.9	7,388.6	130.2	10,215.4	7,383.1	130.4
Sovereign	2,650.5	274.0	0.4	2,650.5	274.0	0.4
Financial institution	1,659.1	328.2	0.5	1,659.1	335.0	0.5
Retail	1,808.6	620.3	10.5	1,806.1	620.3	10.7
Residential mortgage exposure	1,559.3	504.0	7.0	1,559.4	504.1	7.0
Qualifying revolving retail exposure	11.2	6.0	0.2	11.1	6.0	0.1
Other retail exposure	238.0	110.2	3.2	235.6	110.1	3.4
Equity	793,3	1,064.5	0.2	823.3	1,096.3	0.2
Fund	271.6	853.7	4.3	271.6	853.7	4.3
Securitization	1,462.2	386.5	-	1,462.2	386.5	-
Purchased receivables	984.1	834.4	3.7	984.1	834.4	3.7
Other assets	382.4	222.8	-	382.4	222.8	-
Standardized Approach (Phased rollout to Internal Ratings-Based)	1,490.4	1,397.7	-	1,490.4	1,397.7	-
Securitization	-	-	-	-	-	-
Retail	-	-	-	-	-	-
Subsidiaries	1,490.4	1,397.7	-	1,490.4	1,397.7	-
Exemption	903.9	341.0	-	903.9	341.0	-
Total credit risk	22,649.4	13,712.3	150.1	22,649.4	13,745.3	150.5

Page 8

8. BIS capital adequacy ratio (Former standard)

(Millions of Yen)

	Before Amendment	After Amendment
	(Consolidated, Preliminary)	(Consolidated)
	Mar. 2008	Mar. 2008
Total capital	1,882,700	1,882,700
Tier I	1,088,227	1,088,227
Minority interest	209,362	209,362
Noncumulative preferred securities issued by overseas special purpose companies	183,000	183,000

Less: Goodwill equivalents	115,508	115,508
Tier II	855,935	855,935
Upper Tier II	461,270	461,270
45% of unrealized gain on available-for-sale securities	52,695	52,695
45% of revaluation reserve for land	771	771
General allowance for loan losses	93,609	93,609
Perpetual subordinated debt	314,195	314,195
Lower Tier II	394,664	394,664
Subordinated term debt and fixed-term preferred stock	394,664	394,664
Less: Deduction (double gearing)	61,462	61,462
Total risk-weighted assets	15,830,284	15,868,682
Amount of credit risk-weighted assets	15,692,978	15,706,418
Amount of market risk equivalents	162,263	162,263
BIS capital adequacy ratio	11.87%	11.86%
(Tier I capital ratio)	6.86%	6.85%

	Before Amendment (Consolidated, Preliminary)		After Amendment (Consolidated)	
	Change from Sep. 2007	Change from Mar. 2007	Change from Sep. 2007	Change from Mar. 2007
Total capital	-130,817	-83,963	-130,817	-83,963
Tier I	31,525	40,959	31,525	40,959
Minority interest	-1,035	-1,278	-1,035	-1,278
Noncumulative preferred securities issued by overseas special purpose companies	-	-	-	-
Less: Goodwill equivalents	-4,268	10,631	-4,268	10,631
Tier II	-157,896	-121,310	-157,896	-121,310
Upper Tier II	-137,405	-145,884	-137,405	-145,884
45% of unrealized gain on available-for-sale securities	-113,978	-170,999	-113,978	-170,999
45% of revaluation reserve for land	-103	-103	-103	-103
General allowance for loan losses	-6,318	16,038	-6,318	16,038
Perpetual subordinated debt	-17,005	9,180	-17,005	9,180
Lower Tier II	-20,491	24,574	-20,491	24,574
Subordinated term debt and fixed-term preferred stock	-20,491	24,574	-20,491	24,574
Less: Deduction (double gearing)	4,446	3,611	4,446	3,611
Total risk-weighted assets	-75,644	-351,858	-37,246	-313,460
Amount of credit risk-weighted assets	-77,531	-330,206	-64,091	-316,766
Amount of market risk equivalents	26,845	3,306	26,845	3,306
BIS capital adequacy ratio	-0.78%	-0.28%	-0.79%	-0.29%

(Tier I capital ratio)	0.22%	0.39%	0.21%	0.38%

	Before Amendment	After Amendment
Note:	Non-consolidated BIS capital ratio and Tier I ratio are 12.51% and 7.36%, respectively.	Non-consolidated BIS capital adequacy ratio and Tier I capital ratio are 12.50% and 7.36%, respectively.

<IR Presentation Material FY2007/ May 2008 for full FY 2007 Presentation Material>

Page 12

<Outlier ratio (consolidated)>

(in billions of Yen)

	Before Amendment		After Amendment	
	Mar-08	Change	Mar-08	Change
Total interest rate risk	154.8	33.9	154.8	33.9
JPY	88.9	21.0	88.9	21.0
Tier I + Tier II	1,834.4	-96.4	1,834.2	-96.6
Outlier ratio	8.44%	2.18%	8.44%	2.18%

Page 13

Regulatory capital

<BIS capital adequacy ratio and Tier I capital ratio>

(Billions of Yen)

	Before Amendment		After Amendment	
	Mar-08	Change	Mar-08	Change
Total capital	1,732.6	-77.1	1,732.2	-77.5
Tier I	1,073.5	47.3	1,073.3	47.1
Retained earnings	483.6	54.0	483.6	54.0
Noncumulative preferred securities issued by overseas SPV	183.0	-	183.0	-
Less: Goodwill equivalents	115.5	10.6	115.5	10.6
Less: (EL - Eligible provision) x 50%	14.7	-6.3	14.9	-6.1
Tier II	760.9	-143.7	760.9	-143.7
45% of valuation difference on available-for-sale securities Upper Tier II	48.0	-174.9	48.0	-174.9
Perpetual subordinated debt	708.8	33.7	708.8	33.7
Less: Deduction (double gearing)	101.7	-19.2	101.9	-19.0
Less: (EL - Eligible provision) x 50%	14.7	-6.3	14.9	-6.1
Securitized exposure	25.0	-16.1	25.0	-16.1
BIS capital adequacy ratio	11.87%	0.51%	11.84%	0.48%
(Tier I capital ratio)	7.35%	0.91%	7.33%	0.89%

		Before Amendment	After Amendment
Note:	BIS capital adequacy ratio	For reference: former standard (Mar-08: 11.87%, Mar-07: 12.15%)	For reference: former standard (Mar-08: 11.86%, Mar-07: 12.15%)

Note:	Tier I capital ratio	For reference: former standard (Mar-08: 6.86%, Mar-07: 6.47%)	For reference: former standard (Mar-08: 6.85%, Mar-07: 6.47%)

<Total risk-weighted assets>

(Billions of Yen)

	Before Amendment		After Amendment	
	Mar-08	Change	Mar-08	Change
Total capital	14,592.9	-1,332.0	14,625.9	-1,299.0
Amount of credit risk-weighted assets	13,712.3	-1,388.3	13,745.3	-1,355.3
Amount of market risk equivalents	162.2	3.3	162.2	3.3
Amount of operational risk equivalents	718.3	52.9	718.3	52.9

END